Exhibit 99.1

Sandstorm Gold Partners with Franco-Nevada to Provide True Gold with a US$120 Million Gold Stream

VANCOUVER, Aug. 11, 2014 /CNW/ - Sandstorm Gold Ltd. ("Sandstorm" or the "Company") (NYSE MKT: SAND, TSX: SSL) is pleased to announce that the Company has partnered with Franco-Nevada Corporation ("Franco-Nevada") in entering into a US$120 million gold stream agreement (the "Gold Stream") with True Gold Mining Inc. ("True Gold") (TSX-V: TGM) with respect to its Karma Project in Burkina Faso, West Africa ("Karma Project").

In exchange for US$100 million in funding, True Gold is obligated to deliver 100,000 ounces of gold over five years, and thereafter an amount of refined gold equal to 6.5% of the equivalent production at the Karma Project. In addition, Sandstorm and Franco-Nevada have provided True Gold with an 18 month option to increase funding by up to US$20 million ("Increase Option") in exchange for eight quarterly deliveries totaling up to 30,000 ounces of gold, based on the pro-rata portion of the amount drawn thereunder, starting 18 months from when the first tranche under the Increase Option is drawn down.

True Gold has obtained the necessary mining permits to start construction of the current Feasibility Plan for the Karma Project in Burkina Faso and its Board of Directors has approved a construction decision. Construction of major mining infrastructure is expected to begin next month with the first gold pour anticipated by the end of 2015.

The Gold Stream is being syndicated between Franco-Nevada and Sandstorm (the "Syndicate") with Franco-Nevada providing 75% of the funding, and Sandstorm providing the remaining 25% of the funding. This is the first syndicated gold stream between two royalty and streaming companies.

— GOLD STREAM TERMS

•	The Syndicate will provide True Gold with US$100 million in initial funding.
•	Over a period of five years, starting March 31, 2016 (the "Delivery Period"), True Gold shall deliver an aggregate of 20,000 ounces of gold each year, for a total of 100,000 ounces of gold.
•	During the Delivery Period, the Syndicate will pay True Gold 20% of the spot price of gold ("Ongoing Payment") for each ounce delivered by True Gold.
•	Sandstorm's 25% syndicate position will result in True Gold delivering 5,000 ounces of gold to Sandstorm each year during the Delivery Period, for a total of 25,000 ounces of gold.
•	Following the Delivery Period, True Gold shall deliver to the Syndicate an amount of refined gold equal to 6.5% of the equivalent gold produced at the Karma Project for the life of the mine (Sandstorm's share will be 1.625% of the gold produced at the Karma Project) in exchange for Ongoing Payments.
•	The Agreement covers all of the concessions within the 856 km2 Karma Project and also includes a defined area of interest of 5 km surrounding the boarders of the Karma Project.
•	True Gold holds the option to increase the Gold Stream by up to US$20 million ("Increase Option") during the next 18 months. The Increase Option would be repayable by True Gold in eight quarterly deliveries totaling up to 30,000 ounces of gold, based on the pro-rata portion of the amount drawn thereunder, starting 18 months from when the first tranche is drawn down.

Sandstorm's Senior Executive Vice President and Co-Founder, David Awram commented, "Sandstorm is excited to partner with True Gold as their Karma Project is expected to be an economically robust project with excellent exploration upside, run by a highly experienced and capable management team." Awram added, "As the first syndicated gold stream, this transaction is a milestone event for the streaming and royalty sector. Streaming finance has become a mainstream source of funding in the mining industry and I expect we will see more syndicated transactions in the future."

Mark O'Dea, Executive Chairman of True Gold remarked, "The Franco-Nevada/Sandstorm funding package demonstrated the strongest solution in terms of cost of capital, operational flexibility, alignment of business interests and long-term partnership benefits, which we believe will provide maximum benefits to our shareholders."

True Gold is hosting a conference call on August 12, 2014 at 8:00am PDT to discuss the financing. Interested shareholders should review True Gold's concurrent press release for the conference call details.

Sandstorm will further discuss the transaction during its second quarter results conference call on Thursday, August 14, 2014 starting at 8:30am PDT.

— ABOUT THE KARMA PROJECT

The Karma Project has characteristics of mesothermal, shear-hosted gold deposits associated with orogenic activity but is best described as a structurally controlled, orogenic, hydrothermal deposit. True Gold has defined five mineral deposits that make up the Karma Project with probable mineral reserves of 949,000 ounces of gold (33.2 Mt @ 0.89 g/t). Construction of major mining infrastructure will begin in September 2014 including a heap leach pad which will process leachable material from five open pits. The mine is expected to produce an average of 97,000 ounces of gold per year over 8.5 years. The mining operation is planned to employ conventional truck and shovel methods. Two 300 tonne hydraulic excavators will load a fleet of up to fourteen 90 tonne trucks for the transport of ore and waste to the primary crusher and respective near pit waste dumps. The soft nature of the open pit ore and waste material will allow the majority of the ore to be excavated without blasting.

Probable Reserves

Deposit	Oxide				Transition				Sulphide				Total
	COG	Mt	g/t	Koz	COG	Mt	g/t	koz	COG	Mt	g/t	Koz	Mt	g/t	koz
GG1	0.19	6.5	0.59	123	0.21	4.2	0.64	86	-	-	-	-	10.7	0.61	209
GG2	0.23	6.1	1.03	201	0.26	1.5	1.47	72	-	-	-	-	7.6	1.12	273
Kao	0.32	9.1	0.89	260	0.36	1.9	1.32	80	-	-	-	-	11.0	0.96	340
Rambo	0.20	0.3	1.85	16	0.21	0.3	1.97	22	0.22	0.3	2.10	20	0.9	1.98	58
Nami	0.20	0.6	0.87	16	0.21	1.0	0.62	21	0.23	1.5	0.70	33	3.1	0.71	70
Total		22.4	0.85	615		9.0	0.97	281		1.8	0.94	53	33.2	0.89	949

Indicated Mineral Resources(1,2)

Deposit	Oxide			Transition			Sulphide			Total
	Mt	g/t	Koz	Mt	g/t	koz	Mt	g/t	Koz	Mt	g/t	koz
GG1	6.3	0.63	126	5.2	0.65	109	6.7	0.99	212	18.2	0.77	447
GG2	5.9	1.12	212	2.2	1.36	95	7.1	1.74	397	15.1	1.45	703
Kao	13.4	0.74	319	4.1	0.91	120	20.0	1.37	876	37.4	1.09	1,315
Rambo	0.2	2.30	16	0.3	2.40	22	0.6	1.79	32	1.1	2.06	71
Nami	0.5	0.95	16	1.0	0.72	23	1.9	0.77	46	3.4	0.78	86
Total	26.2	0.82	689	12.8	0.90	370	36.1	1.34	1,562	75.2	1.08	2,621

Inferred Mineral Resources(1,2)

Deposit	Oxide			Transition			Sulphide			Total
	Mt	g/t	Koz	Mt	g/t	koz	Mt	g/t	Koz	Mt	g/t	koz
GG1	0.8	0.83	20	0.5	0.85	15	2.8	1.26	115	4.1	1.13	150
GG2	0.6	0.72	14	0.4	0.69	8	1.5	1.25	62	2.5	1.04	84
Kao	1.8	0.51	30	0.4	0.51	7	7.2	1.69	394	9.5	1.41	431
North Kao	14.2	0.79	360	2.2	0.89	63	31.4	1.23	1,239	47.8	1.08	1,662
Rambo	0.1	0.74	2	0.1	0.54	2	0.4	1.05	15	0.7	0.92	19
Nami	0.1	0.81	3	0.2	0.77	4	0.4	0.72	9	0.7	0.76	16
Total	17.6	0.76	430	3.8	0.81	99	43.8	1.30	1,833	65.3	1.13	2,362

(1) Mineral Reserves are that portion of the mineral resource that has been identified by True Gold as mineable within a design pit and incorporates criteria such as mining recoveries and waste dilution. The Mineral Reserves are reported on the basis of parameters and assumptions defined in True Gold's Feasibility Study, which is published on SEDAR at www.sedar.com. The Feasibility Study is based on an open-pit operation averaging 97,000 ounces of gold per year over 8.5 years and all-in sustaining cash costs of $720/oz gold, at a US$1250/oz gold price. Cut-off grades (COG) vary by pit and material type as shown in the table.

(2) True Gold's Mineral Resource estimates were based on a gold price of US$1,557 per ounce, a 90%, 80% and 85% respective process recoveries for oxide, transition and sulphide; oxide mining costs of US$1.61/tonne, $US1.94 per tonne for transition and US$2.05 for sulphide ; process costs of US$7.25/tonne for oxide and transition and US$19 per tonne for sulphide; and General & Administrative costs of US$1.35 per tonne were used to determine the respective 0.20, 0.22 and 0.50 oxide, transition and sulphide open pit cut-off grades. Mineral resources are reported at cut-off grades of 0.20 g/t Au for oxide material in all deposits, 0.22 g/t Au for transition material in all deposits and the sulphide material at Rambo and Nami, and at 0.5 g/t Au for the remaining sulphide material at GG1, GG2, Kao and North Kao. Mineral resources are inclusive of mineral reserves. Mineral resources which are not mineral reserves do not have demonstrated economic viability.  The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues. The quantity and grade of reported Inferred mineral resources in this estimation are uncertain in nature and there has been insufficient exploration to define these Inferred mineral resources as an Indicated or Measured mineral resource and it is uncertain if further exploration will result in upgrading them to an Indicated or Measured mineral resource category. The mineral resources reported here was estimated using the Canadian Institute of Mining, Metallurgy and Petroleum (CIM), CIM Standards on Mineral Resources and Reserves, Definitions and Guidelines prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council. Material within optimized pit shells have engineering mining aspects applied to the global mineral inventory.

For more information on Karma Resources and Reserves, please refer to True Gold's NI 43-101 technical report entitled "Updated Resource Estimate and Feasibility Study on the Karma Gold Project, Burkina Faso, West Africa", dated December 17, 2013 and filed on SEDAR on January 27, 2014 at www.sedar.com.  For more information on the North Kao Inferred Resource, please see True Gold's news release dated March 13, 2014, filed on SEDAR at www.sedar.com.

Scott Heffernan, M.Sc., P. Geo, is True Gold's Vice President Exploration and a Qualified Person within the meaning of NI 43-101. Mr. Heffernan has reviewed and verified that the technical information contained herein is accurate and approves of the written disclosure of same.

ABOUT SANDSTORM GOLD

Sandstorm Gold Ltd. is a gold streaming company. Sandstorm provides upfront financing to gold mining companies that are looking for capital and in return, receives a gold streaming agreement. A gold stream gives Sandstorm the right to purchase a percentage of the gold produced from a mine, for the life of the mine, at a fixed price per ounce. Sandstorm has acquired a portfolio of ten streams and twenty-eight royalties, fourteen of which are producing gold. Sandstorm plans to grow and diversify its low cost production profile through the acquisition of additional gold streams.

For more information visit: www.sandstormgold.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This press release contains "forward-looking statements", within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, the Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Sandstorm Gold Ltd. ("Sandstorm"). Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, realization of mineral reserve estimates, and the timing and amount of estimated future production. Forward-looking statements can generally be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe", "continue", "plans", or similar terminology.

Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Sandstorm to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Sandstorm will operate in the future, including the price of gold and anticipated costs. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, amongst others, gold price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks relating to the parties which produce the gold Sandstorm will purchase, regulatory restrictions, activities by governmental authorities (including changes in taxation), currency fluctuations, the global economic climate, dilution, share price volatility and competition.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Sandstorm to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: the impact of general business and economic conditions, the absence of control over mining operations from which Sandstorm will purchase gold and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined, risks in the marketability of minerals, fluctuations in the price of gold, fluctuation in foreign exchange rates and interest rates, stock market volatility, as well as those factors discussed in the section entitled "Risks to Sandstorm" in Sandstorm's annual report for the financial year ended December 31, 2013 available at www.sedar.com. Although Sandstorm has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Sandstorm does not undertake to update any forward looking statements that are contained or incorporated by reference, except in accordance with applicable securities laws.

SOURCE Sandstorm Gold Ltd.

%CIK: 0001434614

For further information: Nolan Watson, Chief Executive Officer, 604 689 0234; Denver Harris, Investor Relations, 604 628 1178

CO: Sandstorm Gold Ltd.

CNW 17:50e 11-AUG-14